1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Harry S. Pangas harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax

October 13, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq.

Re:	Palmer Square Capital BDC Inc.

Registration Statement on Form N-2

File Number: 377-05636

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on October 4, 2023 and October 6, 2023 relating to the Company’s Amendment No. 3 to the draft registration statement on Form N-2 that was confidentially submitted to the SEC on September 29, 2023 (the “Draft Registration Statement”).

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the registration statement on Form N-2 publicly filed by the Company with the SEC on the date hereof (such registration statement being referred to herein as the “Public Registration Statement”).

General Comments

1.	Comment: With respect to the disclosure under the heading entitled “Summary Principal Risk Factors” on page 7 of the Draft Registration Statement, consider whether the interest rate risk included in the “Risk Factors” section should also be listed as a principal risk factor in the “Prospectus Summary.”

Response: The Company has revised the disclosure accordingly. See page 8 of the Public Registration Statement.

2.	Comment: With respect to the disclosure under the heading entitled “Use of proceeds” on page 7 of the Draft Registration Statement, please include the word “net” prior to the word “proceeds” therein.

Response: The Company has revised the disclosure accordingly. See page 10 of the Public Registration Statement.

October 13, 2023 Page 2

3.	Comment: We refer to the “proprietary scoring system” described under the heading entitled “Investment Process – ESG Integration” on page 72 of the Draft Registration Statement. Please enhance the disclosure to explain the ESG factors that are specifically being scored for under the scoring system.

Response: The Company has revised the disclosure accordingly. See page 73 of the Public Registration Statement.

4.	Comment: Disclose that the Company does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets other than entities wholly owned by the Company.

Response: The Company had included such disclosure on page 70 of the Draft Registration Statement and would refer the Staff to page 71 of the Public Registration Statement.

Accounting Comments

1.	Comment: With respect to the disclosure under the heading entitled “Attractive Fee Structure” on pages 6 and 67 of the Draft Registration Statement, please delete references to a base management fee of 0.53%.

Response: The Company has revised the disclosure accordingly. See pages 6 and 68-69 of the Public Registration Statement.

*     *     *

Should you have any questions or comments, please contact the undersigned at 202.261.3466.

Sincerely,

Harry S. Pangas

HSP

cc:	Christopher D. Long, Palmer Square Capital BDC Inc.

Jeffrey D. Fox, Palmer Square Capital BDC Inc.

Scott A. Betz, Palmer Square Capital BDC Inc.